UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 17, 2013

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE,

VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

# NEWS RELEASE

bhpbilliton
resourcing the future

| | |
|---|---|
| **Release Time** | IMMEDIATE |
| **Date** | 17 July 2013 |
| **Number** | 15/13 |

## BHP BILLITON PRODUCTION REPORT FOR THE YEAR ENDED 30 JUNE 2013

- **A strong year of production as two of our major assets, Western Australia Iron Ore and Escondida, exceeded production guidance and annual records were achieved across seven operations and five commodities.**
- **Western Australia Iron Ore delivered a thirteenth consecutive annual production record as shipments in the June 2013 quarter increased to an annualised rate of 217 million tonnes (100% basis).**
- **Escondida copper production increased by 28% to 1.1 million tonnes (100% basis) in the 2013 financial year as the average copper grade mined rose to 1.4% and milling rates improved.**
- **Queensland Coal production in the June 2013 quarter increased by 54% from the prior corresponding period to an annualised rate of 61 million tonnes (100% basis).**
- **Despite strong performance from Onshore US, extended maintenance and drilling delays at our non-operated Gulf of Mexico assets constrained petroleum production growth to 6% during the 2013 financial year.**

### Petroleum

| | JUN 2013 YTD | JUN 2013 QTR | JUN YTD13 vs JUN YTD12 | JUN Q13 vs JUN Q12 | JUN Q13 vs MAR Q13 |
|---|---|---|---|---|---|
| Crude oil, condensate and natural gas liquids ('000 boe) | 90,051 | 23,441 | 6% | 20% | 12% |
| Natural gas (bcf) | 874.27 | 214.49 | 6% | -3% | 3% |
| Total petroleum products (million boe) | 235.76 | 59.19 | 6% | 5% | 7% |

**Total petroleum production** – Total petroleum production increased by six per cent in the 2013 financial year to 236 million barrels of oil equivalent and included strong performance from Onshore US, which delivered 99 million barrels of oil equivalent in the period.

**Crude oil, condensate and natural gas liquids** – A six per cent increase in liquids production for the 2013 financial year was underpinned by significant growth in Onshore US volumes. This more than offset expected natural field decline at our conventional assets and extended maintenance and drilling delays at our non-operated assets in the Gulf of Mexico (US).

The liquids rich Eagle Ford (US) is now Petroleum's largest producing field as more than 100 new wells were brought online in the June 2013 quarter. Robust growth in Onshore US liquids production is anticipated again in the September 2013 quarter as additional wells are put online and infrastructure projects are completed.

**Natural gas** – A six per cent increase in natural gas production for the 2013 financial year reflected strong demand at Bass Strait (Australia), a full year of production from our Haynesville (US) dry gas field and associated gas volumes from the continued development of our liquids rich acreage in the Eagle Ford.

## Copper

| | JUN 2013 YTD | JUN 2013 QTR | JUN YTD13 vs JUN YTD12 | JUN Q13 vs JUN Q12 | JUN Q13 vs MAR Q13 |
|---|---|---|---|---|---|
| Copper ('000 tonnes) | 1,209.4 | 333.2 | 10% | 7% | 8% |
| Lead (tonnes) | 214,432 | 67,034 | -11% | 5% | 37% |
| Zinc (tonnes) | 128,205 | 45,881 | 14% | 49% | 52% |
| Silver ('000 ounces) | 37,655 | 11,224 | -9% | -3% | 28% |
| Uranium oxide concentrate (Uranium) (tonnes) | 4,102 | 1,113 | 6% | 3% | 19% |

**Copper** – Total copper production increased by 10 per cent in the 2013 financial year to 1.2 million tonnes.

Escondida (Chile) copper production increased by 28 per cent to 1.1 million tonnes (100 per cent basis) in the 2013 financial year as the average copper grade mined rose to 1.4 per cent and milling rates improved. This strong level of performance is expected to be sustained during the 2014 financial year before increasing to approximately 1.3 million tonnes (100 per cent basis) in the 2015 financial year.

Antamina (Peru) achieved record copper production during the 2013 financial year which reflected a full year contribution from the recently expanded concentrator. A recovery in the copper to zinc ore grade ratio contributed to a 38 per cent increase in copper production from the March 2013 quarter.

Pampa Norte (Chile) achieved record material mined during the 2013 financial year, however lower grades and recoveries resulted in a 12 per cent decline in copper production.

Pinto Valley (US) concentrate production continued to ramp up following the successful restart of mining operations during the December 2012 quarter. The sale of Pinto Valley is expected to be completed in the second half of the 2013 calendar year.

At 30 June 2013 the Group had 283,753 tonnes of outstanding copper sales that were revalued at a weighted average price of US$3.08 per pound. The final price of these sales will be determined in the 2014 financial year. In addition, 278,547 tonnes of copper sales from the 2012 financial year were subject to a finalisation adjustment in 2013. Provisional pricing and finalisation adjustments will decrease earnings before interest and tax by US$224 million in the 2013 financial year (2012 financial year: US$265 million loss).

**Lead/silver** – Total lead and silver production decreased by 11 per cent and nine per cent respectively in the 2013 financial year as lower average ore grades and plant throughput affected performance at Cannington (Australia).

**Zinc** – Total zinc production increased by 14 per cent in the 2013 financial year, supported by higher average zinc grades and a full year contribution from the recently expanded concentrator at Antamina.

**Uranium** – Uranium production increased by six per cent in the 2013 financial year as recoveries improved at Olympic Dam (Australia).

BHP Billiton Production Report for the year ended 30 June 2013 2

## Iron Ore

| | JUN 2013 YTD | JUN 2013 QTR | JUN YTD13 vs JUN YTD12 | JUN Q13 vs JUN Q12 | JUN Q13 vs MAR Q13 |
|---|---|---|---|---|---|
| Iron ore ('000 tonnes) | 169,856 | 47,689 | 7% | 17% | 19% |

**Iron ore** – Total iron ore production increased by seven per cent in the 2013 financial year to 170 million tonnes.

Western Australia Iron Ore (WAIO) production of 187 million tonnes (100 per cent basis) for the 2013 financial year represents a thirteenth consecutive annual production record. The delivery of WAIO's capital efficient growth program and continued strong operating performance across the supply chain contributed to the record result.

Record annualised shipments of 217 million tonnes (100 per cent basis) during the June 2013 quarter reflected the successful commissioning of all major infrastructure associated with the Inner Harbour Expansion project and the destocking of mine and port inventory built in anticipation of the increase in port capacity.

WAIO production is expected to increase to approximately 207 million tonnes (100 per cent basis) in the 2014 financial year. First production from the Jimblebar Mine Expansion is now anticipated in the December 2013 quarter, ahead of schedule. Longer term, the progressive debottlenecking of the supply chain is expected to underpin substantial low cost growth in our WAIO business.

Samarco's (Brazil) three pellet plants continued to operate at capacity during the period.

## Coal

| | JUN 2013 YTD | JUN 2013 QTR | JUN YTD13 vs JUN YTD12 | JUN Q13 vs JUN Q12 | JUN Q13 vs MAR Q13 |
|---|---|---|---|---|---|
| Metallurgical coal ('000 tonnes) | 37,650 | 10,858 | 13% | 34% | 21% |
| Energy coal ('000 tonnes) | 72,892 | 19,543 | 3% | 6% | 26% |

**Metallurgical coal** – Total metallurgical coal production increased by 13 per cent in the 2013 financial year to 38 million tonnes.

Queensland Coal (Australia) production in the June 2013 quarter increased by 54 per cent from the prior corresponding period to an annualised rate of 61 million tonnes (100 per cent basis). This strong performance was underpinned by record annual production at both Peak Downs and South Walker Creek, and was achieved despite the indefinite closure of both Norwich Park and Gregory.

The continued ramp up of Daunia and future commissioning of Caval Ridge will underpin an increase in the capacity of our Queensland Coal business to 66 million tonnes per annum (100 per cent basis) by the end of the 2014 calendar year. Notwithstanding the strong increase in production anticipated, a longwall move at Crinum and scheduled maintenance at Goonyella Riverside and Peak Downs will impact production in the September 2013 quarter.

Illawarra Coal (Australia) achieved record annual production for the 2013 financial year. A longwall move at West Cliff is now scheduled for the September 2013 quarter.

**Energy coal** – Total energy coal production increased by three per cent in the 2013 financial year to 73 million tonnes.

New South Wales Energy Coal (Australia) achieved record annual production following the successful ramp up of the RX1 project.

Cerrejon Coal (Colombia) contributed to a 26 per cent increase in energy coal production from the March 2013 quarter as operations returned to full capacity following the resolution of industrial action.

BHP Billiton Production Report for the year ended 30 June 2013 3

## Aluminium, Manganese and Nickel

| | JUN 2013 YTD | JUN 2013 QTR | JUN YTD13 vs JUN YTD12 | JUN Q13 vs JUN Q12 | JUN Q13 vs MAR Q13 |
|---|---|---|---|---|---|
| Alumina ('000 tonnes) | 4,880 | 1,265 | 18% | 22% | 4% |
| Aluminium ('000 tonnes) | 1,179 | 310 | 2% | 25% | 2% |
| Manganese ore ('000 tonnes) | 8,517 | 2,246 | 7% | 9% | 12% |
| Manganese alloy ('000 tonnes) | 608 | 182 | 1% | 143% | 27% |
| Nickel ('000 tonnes) | 154.1 | 40.3 | -2% | -6% | -4% |

**Alumina** – Total alumina production increased by 18 per cent in the 2013 financial year to a record 4.9 million tonnes underpinned by the ramp up of the Efficiency and Growth project at Worsley (Australia).

**Aluminium** – Total aluminium production increased by two per cent in the 2013 financial year to 1.2 million tonnes. Production benefited from strong operating performance at our Southern African smelters during the June 2013 quarter with Hillside (South Africa) achieving record quarterly production.

**Manganese ore** – Total manganese ore production increased by seven per cent in the 2013 financial year to a record 8.5 million tonnes and reflected a substantial improvement in plant availability at GEMCO (Australia).

**Manganese alloy** – Total manganese alloy volumes were largely unchanged from the 2012 financial year as the recovery in production at TEMCO (Australia) that followed the temporary suspension of operations in the prior period was offset by the permanent closure of energy intensive silicomanganese production at Metalloys (South Africa) in January 2012.

**Nickel** – Total nickel production was in line with the 2012 financial year as strong operating performance at Cerro Matoso (Colombia) was offset by planned maintenance at the Nickel West Kalgoorlie smelter and Kwinana refinery (both Australia) during the year.

## Other

| | JUN 2013 YTD | JUN 2013 QTR | JUN YTD13 vs JUN YTD12 | JUN Q13 vs JUN Q12 | JUN Q13 vs MAR Q13 |
|---|---|---|---|---|---|
| Diamonds ('000 carats) | 972 | 42 | -46% | -90% | -87% |

**Diamonds** – On 10 April 2013, BHP Billiton completed the sale of its diamonds business, comprising its interests in the EKATI Diamond Mine (Canada) and Diamonds Marketing operations, to Dominion Diamond Corporation for an aggregate cash consideration of US$553 million (after adjustments).

BHP Billiton Production Report for the year ended 30 June 2013 4

Further information on BHP Billiton can be found at: www.bhpbilliton.com

Media Relations

Australia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 477 325 803 email: Gabrielle.Notley@bhpbilliton.com

Fiona Hadley

Tel: +61 3 9609 2211 Mobile: +61 427 777 908 email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols

Tel: +61 3 9609 2360 Mobile: +61 407 064 748 email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White

Tel: +44 20 7802 7462 Mobile: +44 7827 253 764 email: Jennifer.White@bhpbilliton.com

Americas

Jaryl Strong

Tel: +1 713 499 5548 Mobile: +1 281 222 6627 email: Jaryl.Strong@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015

Investor Relations

Australia

James Agar

Tel: +61 3 9609 2222 Mobile: +61 467 807 064 email: James.Agar@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354 email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Tara Dines

Tel: +44 20 7802 7113 Mobile: +44 7825 342 232 Email: Tara.Dines@bhpbilliton.com

Americas

James Agar

Tel: +61 3 9609 2222 Mobile: +61 467 807 064 email: James.Agar@bhpbilliton.com

Matt Chism

Tel: +1 71 359 96158 Mobile: +1 281 782 2238 email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

BHP Billiton Production Report for the year ended 30 June 2013

5

**BHP BILLITON PRODUCTION SUMMARY**

| | | QUARTER ENDED | | | YEAR TO DATE | | % CHANGE | | |
|---|---|---|---|---|---|---|---|---|---|
| | | JUN 2012 | MAR 2013 | **JUN 2013** | **JUN 2013** | JUN 2012 | JUN YTD13 vs JUN YTD12 | JUN Q13 vs JUN Q12 | JUN Q13 vs MAR Q13 |
| **PETROLEUM** | | | | | | | | | |
| Crude oil & condensate | ('000 bbl) | 15,726 | 16,689 | **18,559** | **72,512** | 71,201 | 2% | 18% | 11% |
| Natural gas | (bcf) | 221.25 | 207.27 | **214.49** | **874.27** | 822.26 | 6% | -3% | 3% |
| NGL | ('000 boe) | 3,758 | 4,182 | **4,882** | **17,539** | 14,085 | 25% | 30% | 17% |
| Total petroleum products | (million boe) | 56.36 | 55.42 | **59.19** | **235.76** | 222.34 | 6% | 5% | 7% |
| **COPPER** | | | | | | | | | |
| Copper | ('000 tonnes) | 312.5 | 307.1 | **333.2** | **1,209.4** | 1,094.5 | 10% | 7% | 8% |
| Lead | (tonnes) | 63,667 | 49,080 | **67,034** | **214,432** | 239,878 | -11% | 5% | 37% |
| Zinc | (tonnes) | 30,748 | 30,193 | **45,881** | **128,205** | 112,217 | 14% | 49% | 52% |
| Gold | (ounces) | 40,569 | *38,241* | **48,593** | **154,369** | 168,699 | -8% | 20% | 27% |
| Silver | ('000 ounces) | 11,539 | *8,777* | **11,224** | **37,655** | 41,308 | -9% | -3% | 28% |
| Uranium oxide concentrate | (tonnes) | 1,080 | 933 | **1,113** | **4,102** | 3,885 | 6% | 3% | 19% |
| Molybdenum | (tonnes) | 464 | 321 | **376** | **1,561** | 2,346 | -33% | -19% | 17% |
| **IRON ORE** | | | | | | | | | |
| Iron ore | ('000 tonnes) | 40,891 | 40,205 | **47,689** | **169,856** | 159,478 | 7% | 17% | 19% |
| **COAL** | | | | | | | | | |
| Metallurgical coal | ('000 tonnes) | 8,109 | 8,966 | **10,858** | **37,650** | 33,230 | 13% | 34% | 21% |
| Energy coal | ('000 tonnes) | 18,484 | 15,486 | **19,543** | **72,892** | 71,111 | 3% | 6% | 26% |
| **ALUMINIUM, MANGANESE AND NICKEL** | | | | | | | | | |
| Alumina | ('000 tonnes) | 1,039 | 1,213 | **1,265** | **4,880** | 4,152 | 18% | 22% | 4% |
| Aluminium | ('000 tonnes) | 248 | *303* | **310** | **1,179** | 1,153 | 2% | 25% | 2% |
| Manganese ore | ('000 tonnes) | 2,066 | 2,008 | **2,246** | **8,517** | 7,931 | 7% | 9% | 12% |
| Manganese alloy | ('000 tonnes) | 75 | 143 | **182** | **608** | 602 | 1% | 143% | 27% |
| Nickel | ('000 tonnes) | 42.7 | 42.1 | **40.3** | **154.1** | 157.9 | -2% | -6% | -4% |
| **OTHER** | | | | | | | | | |
| Diamonds | ('000 carats) | 413 | 322 | **42** | **972** | 1,784 | -46% | -90% | -87% |

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Billiton Production Report for the year ended 30 June 2013 Page 1

## BHP BILLITON ATTRIBUTABLE PRODUCTION

| | BHP Billiton interest | QUARTER ENDED JUN 2012 | SEP 2012 | DEC 2012 | MAR 2013 | JUN 2013 | YEAR TO DATE JUN 2013 | JUN 2012 |
|---|---|---|---|---|---|---|---|---|
| **PETROLEUM** | | | | | | | | |
| **Production** | | | | | | | | |
| Crude oil and condensate ('000 bbl) | | 15,726 | 18,036 | 19,228 | 16,689 | **18,559** | **72,512** | 71,201 |
| Natural gas (bcf) | | 221.25 | 232.85 | 219.66 | 207.27 | **214.49** | **874.27** | 822.26 |
| NGL ('000 boe) (a) | | 3,758 | 4,411 | 4,064 | 4,182 | **4,882** | **17,539** | 14,085 |
| Total petroleum products (million boe) | | 56.36 | 61.25 | 59.90 | 55.42 | **59.19** | **235.76** | 222.34 |
| **COPPER (b)** | | | | | | | | |
| **COPPER** | | | | | | | | |
| **Payable metal in concentrate ('000 tonnes)** | | | | | | | | |
| Escondida | 57.5% | 115.8 | 101.2 | 120.7 | 128.0 | **128.2** | **478.1** | 333.8 |
| Antamina | 33.8% | 34.9 | 40.2 | 39.6 | 25.2 | **34.7** | **139.7** | 127.0 |
| Pinto Valley | 100% | - | - | 0.5 | 5.3 | **10.8** | **16.6** | - |
| Total | | 150.7 | 141.4 | 160.8 | 158.5 | **173.7** | **634.4** | 460.8 |
| **Cathode ('000 tonnes)** | | | | | | | | |
| Escondida | 57.5% | 48.7 | 41.6 | 40.8 | 43.3 | **45.6** | **171.3** | 172.0 |
| Pampa Norte (c) | 100% | 62.1 | 52.7 | 58.8 | 56.4 | **64.7** | **232.6** | 263.7 |
| Pinto Valley | 100% | 1.2 | 1.2 | 1.2 | 1.2 | **1.3** | **4.9** | 5.4 |
| Olympic Dam | 100% | 49.8 | 37.0 | 33.6 | 47.7 | **47.9** | **166.2** | 192.6 |
| Total | | 161.8 | 132.5 | 134.4 | 148.6 | **159.5** | **575.0** | 633.7 |
| Total Copper | | 312.5 | 273.9 | 295.2 | 307.1 | **333.2** | **1,209.4** | 1,094.5 |
| **LEAD** | | | | | | | | |
| **Payable metal in concentrate (tonnes)** | | | | | | | | |
| Cannington | 100% | 63,334 | 51,923 | 45,937 | 48,899 | **66,666** | **213,425** | 239,090 |
| Antamina | 33.8% | 333 | 260 | 198 | 181 | **368** | **1,007** | 788 |
| Total | | 63,667 | 52,183 | 46,135 | 49,080 | **67,034** | **214,432** | 239,878 |
| **ZINC** | | | | | | | | |
| **Payable metal in concentrate (tonnes)** | | | | | | | | |
| Cannington | 100% | 12,540 | 11,408 | 13,622 | 11,045 | **20,206** | **56,281** | 54,677 |
| Antamina | 33.8% | 18,208 | 14,514 | 12,587 | 19,148 | **25,675** | **71,924** | 57,540 |
| Total | | 30,748 | 25,922 | 26,209 | 30,193 | **45,881** | **128,205** | 112,217 |
| **GOLD** | | | | | | | | |
| **Payable metal in concentrate (ounces)** | | | | | | | | |
| Escondida | 57.5% | 12,817 | *9,747* | *10,556* | *10,710* | **10,116** | **41,129** | 50,854 |
| Olympic Dam (refined gold) | 100% | 27,752 | 23,017 | 24,215 | 27,531 | **38,477** | **113,240** | 117,845 |
| Total | | 40,569 | *32,764* | *34,771* | *38,241* | **48,593** | **154,369** | 168,699 |

Refer footnotes on page 4.

BHP Billiton Production Report for the year ended 30 June 2013 Page 2

## BHP BILLITON ATTRIBUTABLE PRODUCTION

| | BHP Billiton interest | QUARTER ENDED JUN 2012 | SEP 2012 | DEC 2012 | MAR 2013 | **JUN 2013** | YEAR TO DATE **JUN 2013** | JUN 2012 |
|---|---|---|---|---|---|---|---|---|
| **COPPER (continued)** | | | | | | | | |
| **SILVER** | | | | | | | | |
| **Payable metal in concentrate ('000 ounces)** | | | | | | | | |
| Escondida | 57.5% | 488 | *363* | *400* | *427* | **512** | **1,702** | 1,921 |
| Antamina | 33.8% | 1,043 | 919 | 934 | 802 | **1,297** | **3,952** | 4,272 |
| Cannington | 100% | 9,757 | 7,689 | 6,949 | 7,323 | **9,101** | **31,062** | 34,208 |
| Olympic Dam (refined silver) | 100% | 251 | 207 | 193 | 214 | **266** | **880** | 907 |
| Pinto Valley | 100% | - | - | - | 11 | **48** | **59** | - |
| Total | | 11,539 | *9,178* | *8,476* | *8,777* | **11,224** | **37,655** | 41,308 |
| **URANIUM OXIDE CONCENTRATE** | | | | | | | | |
| **Payable metal in concentrate (tonnes)** | | | | | | | | |
| Olympic Dam | 100% | 1,080 | 1,042 | 1,014 | 933 | **1,113** | **4,102** | 3,885 |
| Total | | 1,080 | 1,042 | 1,014 | 933 | **1,113** | **4,102** | 3,885 |
| **MOLYBDENUM** | | | | | | | | |
| **Payable metal in concentrate (tonnes)** | | | | | | | | |
| Antamina | 33.8% | 464 | 454 | 410 | 321 | **376** | **1,561** | 2,346 |
| Total | | 464 | 454 | 410 | 321 | **376** | **1,561** | 2,346 |
| **IRON ORE** | | | | | | | | |
| **Production ('000 tonnes) (d)** | | | | | | | | |
| Newman (e) | 85% | 13,132 | 11,752 | 12,809 | 13,028 | **15,408** | **52,997** | 51,326 |
| Goldsworthy Joint Venture | 85% | 143 | 432 | 378 | 296 | **-** | **1,106** | 768 |
| Area C Joint Venture | 85% | 11,166 | 10,937 | 10,245 | 10,983 | **12,552** | **44,717** | 42,425 |
| Yandi Joint Venture | 85% | 13,595 | 13,771 | 15,954 | 13,302 | **17,027** | **60,054** | 53,536 |
| Samarco | 50% | 2,855 | 2,880 | 2,804 | 2,596 | **2,702** | **10,982** | 11,423 |
| Total | | 40,891 | 39,772 | 42,190 | 40,205 | **47,689** | **169,856** | 159,478 |
| **COAL** | | | | | | | | |
| **METALLURGICAL COAL** | | | | | | | | |
| **Production ('000 tonnes) (f)** | | | | | | | | |
| BMA | 50% | 4,105 | 5,182 | 5,440 | 5,327 | **6,696** | **22,645** | 18,611 |
| BHP Mitsui Coal (g) | 80% | 1,661 | 1,766 | 1,589 | 1,862 | **1,846** | **7,063** | 6,693 |
| Illawarra | 100% | 2,343 | 1,990 | 1,859 | 1,777 | **2,316** | **7,942** | 7,926 |
| Total | | 8,109 | 8,938 | 8,888 | 8,966 | **10,858** | **37,650** | 33,230 |
| **ENERGY COAL** | | | | | | | | |
| **Production ('000 tonnes)** | | | | | | | | |
| South Africa | 100% | 8,313 | 8,454 | 7,969 | 7,302 | **7,902** | **31,627** | 33,279 |
| USA | 100% | 2,673 | 3,871 | 2,798 | 2,835 | **3,734** | **13,238** | 9,412 |
| Australia | 100% | 4,393 | 4,453 | 4,827 | 3,837 | **4,893** | **18,010** | 16,757 |
| Colombia | 33% | 3,105 | 2,829 | 2,662 | 1,512 | **3,014** | **10,017** | 11,663 |
| Total | | 18,484 | 19,607 | 18,256 | 15,486 | **19,543** | **72,892** | 71,111 |

Refer footnotes on page 4.

BHP Billiton Production Report for the year ended 30 June 2013 Page 3

## BHP BILLITON ATTRIBUTABLE PRODUCTION

| | BHP Billiton interest | QUARTER ENDED JUN 2012 | SEP 2012 | DEC 2012 | MAR 2013 | JUN 2013 | YEAR TO DATE JUN 2013 | JUN 2012 |
|---|---|---|---|---|---|---|---|---|
| **ALUMINIUM, MANGANESE AND NICKEL** | | | | | | | | |
| **ALUMINA** | | | | | | | | |
| **Saleable production ('000 tonnes)** | | | | | | | | |
| Worsley | 86% | 730 | 859 | 944 | 911 | **961** | **3,675** | 2,917 |
| Alumar | 36% | 309 | 311 | 288 | 302 | **304** | **1,205** | 1,235 |
| Total | | 1,039 | 1,170 | 1,232 | 1,213 | **1,265** | **4,880** | 4,152 |
| **ALUMINIUM** | | | | | | | | |
| **Production ('000 tonnes)** | | | | | | | | |
| Hillside | 100% | 117 | *139* | *167* | *178* | **181** | **665** | 621 |
| Bayside | 100% | 23 | *24* | *24* | *24* | **24** | **96** | 98 |
| Alumar | 40% | 42 | 39 | 39 | 37 | **39** | **154** | 170 |
| Mozal | 47% | 66 | 67 | 67 | 64 | **66** | **264** | 264 |
| Total | | 248 | *269* | *297* | *303* | **310** | **1,179** | 1,153 |
| **MANGANESE ORES** | | | | | | | | |
| **Saleable production ('000 tonnes)** | | | | | | | | |
| South Africa (h) | 44.4% | 989 | 858 | 834 | 859 | **939** | **3,490** | 3,625 |
| Australia (h) | 60% | 1,077 | 1,288 | 1,283 | 1,149 | **1,307** | **5,027** | 4,306 |
| Total | | 2,066 | 2,146 | 2,117 | 2,008 | **2,246** | **8,517** | 7,931 |
| **MANGANESE ALLOYS** | | | | | | | | |
| **Saleable production ('000 tonnes)** | | | | | | | | |
| South Africa (h) (i) | 60% | 75 | 93 | 91 | 86 | **104** | **374** | 404 |
| Australia (h) | 60% | - | 37 | 62 | 57 | **78** | **234** | 198 |
| Total | | 75 | 130 | 153 | 143 | **182** | **608** | 602 |
| **NICKEL** | | | | | | | | |
| **Saleable production ('000 tonnes)** | | | | | | | | |
| Cerro Matoso | 99.9% | 12.8 | 13.3 | 12.4 | 12.3 | **12.8** | **50.8** | 48.9 |
| Nickel West | 100% | 29.9 | 23.7 | 22.3 | 29.8 | **27.5** | **103.3** | 109.0 |
| Total | | 42.7 | 37.0 | 34.7 | 42.1 | **40.3** | **154.1** | 157.9 |
| **OTHER** | | | | | | | | |
| **DIAMONDS** | | | | | | | | |
| **Production ('000 carats)** | | | | | | | | |
| EKATI | 80% | 413 | 313 | 295 | 322 | **42** | **972** | 1,784 |

(a) LPG and ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b) Metal production is reported on the basis of payable metal.
(c) Includes Cerro Colorado and Spence.
(d) Iron ore production is reported on a wet tonnes basis.
(e) Newman includes Mt Newman Joint Venture and Jimblebar.
(f) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(g) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(h) Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(i) Production includes Medium Carbon Ferro Manganese.

BHP Billiton Production Report for the year ended 30 June 2013 Page 4

## PRODUCTION AND SALES REPORT

| | QUARTER ENDED | | | | | YEAR TO DATE | |
|---|---|---|---|---|---|---|---|
| | JUN 2012 | SEP 2012 | DEC 2012 | MAR 2013 | **JUN 2013** | **JUN 2013** | JUN 2012 |
| **PETROLEUM** | | | | | | | |
| BHP Billiton attributable production unless otherwise stated. | | | | | | | |
| **CRUDE OIL AND CONDENSATE ('000 barrels)** | | | | | | | |
| Bass Strait | 2,357 | 2,569 | 2,081 | 1,934 | **2,229** | **8,813** | 9,359 |
| North West Shelf | 1,587 | 1,867 | 1,829 | 1,526 | **1,646** | **6,868** | 6,344 |
| Stybarrow | 635 | 534 | 464 | 323 | **401** | **1,722** | 3,260 |
| Pyrenees | 2,482 | 2,605 | 2,379 | 1,659 | **1,817** | **8,460** | 12,130 |
| Other Australia (a) | 13 | 17 | 15 | 15 | **12** | **59** | 52 |
| Atlantis (b) | 39 | 1,554 | 2,376 | 1,471 | **2,594** | **7,995** | 6,772 |
| Mad Dog (b) | - | 369 | 906 | 791 | **649** | **2,715** | - |
| Shenzi (b) | 3,607 | 3,783 | 4,008 | 3,580 | **3,378** | **14,749** | 15,645 |
| Onshore US (c) | 2,434 | 2,358 | 2,658 | 3,071 | **3,614** | **11,701** | 6,939 |
| Trinidad/Tobago | 488 | 376 | 362 | 331 | **259** | **1,328** | 1,873 |
| Other Americas (b) (d) | 348 | 367 | 410 | 384 | **403** | **1,564** | 1,468 |
| UK | 367 | 260 | 355 | 326 | **282** | **1,223** | 1,575 |
| Algeria (e) | 1,291 | 1,309 | 1,316 | 1,207 | **1,210** | **5,042** | 5,462 |
| Pakistan | 78 | 68 | 69 | 71 | **65** | **273** | 322 |
| Total | 15,726 | 18,036 | 19,228 | 16,689 | **18,559** | **72,512** | 71,201 |
| **NATURAL GAS (billion cubic feet)** | | | | | | | |
| Bass Strait | 31.47 | 40.06 | 26.67 | 23.38 | **33.63** | **123.74** | 106.74 |
| North West Shelf | 29.80 | 35.33 | 34.09 | 31.29 | **30.29** | **131.00** | 124.93 |
| Other Australia (a) | 4.87 | 6.20 | 5.48 | 5.17 | **4.54** | **21.39** | 18.30 |
| Atlantis (b) | 0.01 | 0.59 | 0.89 | 0.54 | **0.83** | **2.85** | 2.50 |
| Mad Dog (b) | - | 0.06 | 0.18 | 0.15 | **0.05** | **0.44** | - |
| Shenzi (b) | 0.47 | 2.11 | 0.94 | 0.81 | **0.78** | **4.64** | 2.22 |
| Onshore US (c) | 124.53 | 122.59 | 123.03 | 115.69 | **118.08** | **479.39** | 447.92 |
| Trinidad/Tobago | 9.54 | 9.21 | 9.15 | 8.84 | **9.07** | **36.27** | 38.07 |
| Other Americas (b) (d) | 0.79 | 0.35 | 0.48 | 0.59 | **0.29** | **1.71** | 4.05 |
| UK | 5.54 | 3.29 | 5.26 | 6.44 | **4.09** | **19.08** | 19.99 |
| Pakistan | 14.23 | 13.06 | 13.49 | 14.37 | **12.84** | **53.76** | 57.54 |
| Total | 221.25 | 232.85 | 219.66 | 207.27 | **214.49** | **874.27** | 822.26 |
| **NGL ('000 barrels of oil equivalent)** | | | | | | | |
| Bass Strait | 1,738 | 2,053 | 1,342 | 1,405 | **1,753** | **6,553** | 6,323 |
| North West Shelf | 342 | 385 | 354 | 323 | **312** | **1,374** | 1,620 |
| Atlantis (b) | 1 | 54 | 209 | 96 | **200** | **559** | 465 |
| Mad Dog (b) | - | 16 | 72 | 55 | **-** | **143** | - |
| Shenzi (b) | 244 | 370 | 324 | 269 | **224** | **1,187** | 1,124 |
| Onshore US (c) | 1,388 | 1,516 | 1,736 | 2,004 | **2,375** | **7,631** | 4,022 |
| Other Americas (b) (d) | 24 | 17 | 16 | 13 | **9** | **55** | 133 |
| UK | 21 | - | 11 | 17 | **9** | **37** | 96 |
| Algeria (e) | - | - | - | - | **-** | **-** | 302 |
| Total | 3,758 | 4,411 | 4,064 | 4,182 | **4,882** | **17,539** | 14,085 |
| **TOTAL PETROLEUM PRODUCTS (million barrels of oil equivalent) (f)** | 56.36 | 61.25 | 59.90 | 55.42 | **59.19** | **235.76** | 222.34 |

(a) Other Australia includes Minerva.
(b) Gulf of Mexico volumes are net of royalties.
(c) Petrohawk Energy Corporation acquisition completed on 20 August 2011. Onshore US volumes are net of mineral holder royalties.
(d) Other Americas includes Neptune, West Cameron 76, Genesis and Starlifter. West Cameron 76 and Starlifter were divested in May 2012.
(e) Algeria includes ROD and Ohanet. The Ohanet Risk Sharing Contract expired in October 2011.
(f) Total barrels of oil equivalent (boe) conversions are based on 6,000 scf of natural gas equals 1 boe.

BHP Billiton Production Report for the year ended 30 June 2013 Page 5

**PRODUCTION AND SALES REPORT**

| | | QUARTER ENDED | | | | | YEAR TO DATE | |
|---|---|---|---|---|---|---|---|---|
| | | JUN 2012 | SEP 2012 | DEC 2012 | MAR 2013 | **JUN 2013** | **JUN 2013** | JUN 2012 |
| **COPPER** | | | | | | | | |
| BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated. | | | | | | | | |
| **Escondida, Chile** | | | | | | | | |
| Material mined (100%) | ('000 tonnes) | 109,724 | 102,499 | 96,938 | 94,567 | **98,665** | **392,669** | 378,203 |
| Sulphide ore milled (100%) | ('000 tonnes) | 18,640 | 16,850 | 18,796 | 18,964 | **19,295** | **73,905** | 65,781 |
| Average copper grade | (%) | 1.37% | 1.35% | 1.39% | 1.44% | **1.42%** | **1.40%** | 1.13% |
| Production ex mill (100%) | ('000 tonnes) | 211.7 | 185.2 | 216.6 | 229.3 | **231.9** | **863.0** | 601.0 |
| **Production** | | | | | | | | |
| Payable copper | ('000 tonnes) | 115.8 | 101.2 | 120.7 | 128.0 | **128.2** | **478.1** | 333.8 |
| Payable gold concentrate | (fine ounces) | 12,817 | *9,747* | *10,556* | *10,710* | **10,116** | **41,129** | 50,854 |
| Copper cathode (EW) | ('000 tonnes) | 48.7 | 41.6 | 40.8 | 43.3 | **45.6** | **171.3** | 172.0 |
| Payable silver concentrate | ('000 ounces) | 488 | *363* | *400* | *427* | **512** | **1,702** | 1,921 |
| **Sales** | | | | | | | | |
| Payable copper | ('000 tonnes) | 113.1 | *95.2* | *130.3* | *124.1* | **131.2** | **480.8** | 327.0 |
| Payable gold concentrate | (fine ounces) | 12,683 | 8,999 | 11,060 | 10,537 | **9,103** | **39,699** | 50,090 |
| Copper cathode (EW) | ('000 tonnes) | 53.4 | 38.8 | 46.8 | 34.0 | **54.6** | **174.2** | 168.7 |
| Payable silver concentrate | ('000 ounces) | 483 | 324 | 444 | 414 | **522** | **1,704** | 1,899 |
| **Pampa Norte, Chile** | | | | | | | | |
| Cerro Colorado | | | | | | | | |
| Material mined | ('000 tonnes) | 16,246 | 16,067 | 15,722 | 14,964 | **16,303** | **63,056** | 64,094 |
| Ore milled | ('000 tonnes) | 4,388 | 4,505 | 4,206 | 4,350 | **4,351** | **17,412** | 17,897 |
| Average copper grade | (%) | 0.61% | 0.55% | 0.66% | 0.65% | **0.82%** | **0.67%** | 0.69% |
| **Production** | | | | | | | | |
| Copper cathode (EW) | ('000 tonnes) | 18.7 | 17.8 | 17.9 | 14.6 | **21.2** | **71.5** | 83.4 |
| **Sales** | | | | | | | | |
| Copper cathode (EW) | ('000 tonnes) | 19.1 | 16.1 | 18.8 | 13.7 | **21.7** | **70.3** | 85.5 |
| Spence | | | | | | | | |
| Material mined | ('000 tonnes) | 28,594 | 27,541 | 25,999 | 28,861 | **28,646** | **111,047** | 104,903 |
| Ore milled | ('000 tonnes) | 3,604 | 3,752 | 4,161 | 4,041 | **4,146** | **16,100** | 16,654 |
| Average copper grade | (%) | 1.28% | 1.17% | 1.29% | 1.38% | **1.16%** | **1.25%** | 1.32% |
| **Production** | | | | | | | | |
| Copper cathode (EW) | ('000 tonnes) | 43.4 | 34.9 | 40.9 | 41.8 | **43.5** | **161.1** | 180.3 |
| **Sales** | | | | | | | | |
| Copper cathode (EW) | ('000 tonnes) | 51.3 | 31.1 | 42.6 | 29.8 | **57.9** | **161.4** | 185.2 |

BHP Billiton Production Report for the year ended 30 June 2013 Page 6

## PRODUCTION AND SALES REPORT

| | | QUARTER ENDED | | | | | YEAR TO DATE | |
|---|---|---|---|---|---|---|---|---|
| | | JUN 2012 | SEP 2012 | DEC 2012 | MAR 2013 | **JUN 2013** | **JUN 2013** | JUN 2012 |
| **COPPER** | | | | | | | | |
| BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated. | | | | | | | | |
| **Antamina, Peru** | | | | | | | | |
| Material mined (100%) | ('000 tonnes) | 48,256 | 54,482 | 49,246 | 48,032 | **56,254** | **208,014** | 172,701 |
| Sulphide ore milled (100%) | ('000 tonnes) | 12,295 | 12,274 | 11,752 | 10,330 | **12,424** | **46,780** | 41,509 |
| Average head grades | | | | | | | | |
| - Copper | (%) | 1.01% | 1.15% | 1.16% | 0.88% | **1.03%** | **1.06%** | 1.09% |
| - Zinc | (%) | 0.80% | 0.66% | 0.64% | 0.93% | **1.02%** | **0.81%** | 0.76% |
| **Production** | | | | | | | | |
| Payable copper | ('000 tonnes) | 34.9 | 40.2 | 39.6 | 25.2 | **34.7** | **139.7** | 127.0 |
| Payable zinc | (tonnes) | 18,208 | 14,514 | 12,587 | 19,148 | **25,675** | **71,924** | 57,540 |
| Payable silver | ('000 ounces) | 1,043 | 919 | 934 | 802 | **1,297** | **3,952** | 4,272 |
| Payable lead | (tonnes) | 333 | 260 | 198 | 181 | **368** | **1,007** | 788 |
| Payable molybdenum | (tonnes) | 464 | 454 | 410 | 321 | **376** | **1,561** | 2,346 |
| **Sales** | | | | | | | | |
| Payable copper | ('000 tonnes) | 32.7 | 39.7 | 42.7 | 24.1 | **31.9** | **138.4** | 123.3 |
| Payable zinc | (tonnes) | 18,174 | 15,519 | 17,874 | 16,062 | **22,560** | **72,015** | 53,878 |
| Payable silver | ('000 ounces) | 896 | 849 | 1,101 | 772 | **1,165** | **3,887** | 3,783 |
| Payable lead | (tonnes) | 48 | 330 | 276 | 115 | **262** | **983** | 478 |
| Payable molybdenum | (tonnes) | 488 | 536 | 381 | 371 | **283** | **1,571** | 2,297 |
| **Cannington, Australia** | | | | | | | | |
| Material mined | ('000 tonnes) | 880 | 717 | 817 | 810 | **802** | **3,146** | 3,233 |
| Ore milled | ('000 tonnes) | 845 | 773 | 793 | 713 | **866** | **3,145** | 3,337 |
| Average head grades | | | | | | | | |
| - Silver | (g/t) | 417 | 355 | 317 | 364 | **401** | **360** | 372 |
| - Lead | (%) | 8.6% | 7.6% | 7.0% | 7.7% | **9.1%** | **7.9%** | 8.3% |
| - Zinc | (%) | 2.5% | 2.5% | 2.9% | 2.7% | **3.8%** | **3.0%** | 2.8% |
| **Production** | | | | | | | | |
| Payable silver | ('000 ounces) | 9,757 | 7,689 | 6,949 | 7,323 | **9,101** | **31,062** | 34,208 |
| Payable lead | (tonnes) | 63,334 | 51,923 | 45,937 | 48,899 | **66,666** | **213,425** | 239,090 |
| Payable zinc | (tonnes) | 12,540 | 11,408 | 13,622 | 11,045 | **20,206** | **56,281** | 54,677 |
| **Sales** | | | | | | | | |
| Payable silver | ('000 ounces) | 10,784 | 8,506 | 6,694 | 7,265 | **7,793** | **30,258** | 33,259 |
| Payable lead | (tonnes) | 73,400 | 59,042 | 46,319 | 48,661 | **64,633** | **218,655** | 237,342 |
| Payable zinc | (tonnes) | 14,399 | 10,379 | 16,321 | 9,439 | **21,056** | **57,195** | 54,991 |

BHP Billiton Production Report for the year ended 30 June 2013 Page 7

## PRODUCTION AND SALES REPORT

| | | QUARTER ENDED | | | | | YEAR TO DATE | |
|---|---|---|---|---|---|---|---|---|
| | | JUN 2012 | SEP 2012 | DEC 2012 | MAR 2013 | **JUN 2013** | **JUN 2013** | JUN 2012 |

## COPPER

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

| | | JUN 2012 | SEP 2012 | DEC 2012 | MAR 2013 | **JUN 2013** | **JUN 2013** | JUN 2012 |
|---|---|---|---|---|---|---|---|---|
| **Olympic Dam, Australia** | | | | | | | | |
| Material mined (a) | ('000 tonnes) | 2,629 | 2,226 | 2,123 | 2,448 | **2,750** | **9,547** | 10,001 |
| Ore milled | ('000 tonnes) | 2,475 | 2,471 | 2,435 | 2,353 | **2,641** | **9,900** | 9,581 |
| Average copper grade | (%) | 1.86% | 1.90% | 1.71% | 1.73% | **1.86%** | **1.80%** | 1.98% |
| Average uranium grade | (kg/t) | 0.55 | 0.54 | 0.51 | 0.50 | **0.56** | **0.53** | 0.54 |
| **Production** | | | | | | | | |
| Copper cathode (ER) | ('000 tonnes) | 46.0 | 34.0 | 30.4 | 44.7 | **45.1** | **154.2** | 180.3 |
| Copper cathode (EW) | ('000 tonnes) | 3.8 | 3.0 | 3.2 | 3.0 | **2.8** | **12.0** | 12.3 |
| Uranium oxide concentrate | (tonnes) | 1,080 | 1,042 | 1,014 | 933 | **1,113** | **4,102** | 3,885 |
| Refined gold | (fine ounces) | 27,752 | 23,017 | 24,215 | 27,531 | **38,477** | **113,240** | 117,845 |
| Refined silver | ('000 ounces) | 251 | 207 | 193 | 214 | **266** | **880** | 907 |
| **Sales** | | | | | | | | |
| Copper cathode (ER) | ('000 tonnes) | 47.8 | 35.1 | 33.2 | 40.1 | **46.4** | **154.8** | 180.3 |
| Copper cathode (EW) | ('000 tonnes) | 3.1 | 3.4 | 2.7 | 3.1 | **3.5** | **12.7** | 12.1 |
| Uranium oxide concentrate | (tonnes) | 1,252 | 615 | 1,343 | 816 | **1,374** | **4,148** | 3,928 |
| Refined gold | (fine ounces) | 29,257 | 20,949 | 25,227 | 24,678 | **38,394** | **109,248** | 119,395 |
| Refined silver | ('000 ounces) | 200 | 265 | 169 | 211 | **275** | **920** | 912 |

(a) Material mined refers to run of mine ore mined and hoisted.

| | | JUN 2012 | SEP 2012 | DEC 2012 | MAR 2013 | **JUN 2013** | **JUN 2013** | JUN 2012 |
|---|---|---|---|---|---|---|---|---|
| **Pinto Valley, US** (a) | | | | | | | | |
| **Production** | | | | | | | | |
| Payable copper | ('000 tonnes) | - | - | 0.5 | 5.3 | **10.8** | **16.6** | - |
| Copper cathode (EW) | ('000 tonnes) | 1.2 | 1.2 | 1.2 | 1.2 | **1.3** | **4.9** | 5.4 |
| Payable silver | ('000 ounces) | - | - | - | 11 | **48** | **59** | - |
| **Sales** | | | | | | | | |
| Payable copper | ('000 tonnes) | - | - | - | 2.6 | **9.9** | **12.5** | - |
| Copper cathode (EW) | ('000 tonnes) | 1.2 | 1.2 | 1.2 | 1.1 | **1.4** | **4.9** | 5.3 |
| Payable silver | ('000 ounces) | - | - | - | 11 | **48** | **59** | - |

(a) Mining operations at Pinto Valley were restarted during the December 2012 quarter.

BHP Billiton Production Report for the year ended 30 June 2013 Page 8

## PRODUCTION AND SALES REPORT

| | QUARTER ENDED | | | | | YEAR TO DATE | |
|---|---|---|---|---|---|---|---|
| | JUN 2012 | SEP 2012 | DEC 2012 | MAR 2013 | **JUN 2013** | **JUN 2013** | JUN 2012 |
| **IRON ORE** | | | | | | | |
| BHP Billiton attributable production and sales unless otherwise stated. | | | | | | | |
| ('000 tonnes) | | | | | | | |
| **IRON ORE** (a) | | | | | | | |
| **Pilbara, Australia** | | | | | | | |
| **Production** | | | | | | | |
| Newman (b) | 13,132 | 11,752 | 12,809 | 13,028 | **15,408** | **52,997** | 51,326 |
| Goldsworthy Joint Venture | 143 | 432 | 378 | 296 | **-** | **1,106** | 768 |
| Area C Joint Venture | 11,166 | 10,937 | 10,245 | 10,983 | **12,552** | **44,717** | 42,425 |
| Yandi Joint Venture | 13,595 | 13,771 | 15,954 | 13,302 | **17,027** | **60,054** | 53,536 |
| Total (BHP Billiton share) | 38,036 | 36,892 | 39,386 | 37,609 | **44,987** | **158,874** | 148,055 |
| Total production (100%) | 44,748 | 43,403 | 46,337 | 44,245 | **52,926** | **186,911** | 174,182 |
| **Sales** | | | | | | | |
| Lump | 9,100 | 8,338 | 9,806 | 9,339 | **11,284** | **38,767** | 33,779 |
| Fines | 28,870 | 28,718 | 30,479 | 28,370 | **34,621** | **122,188** | 113,110 |
| Total (BHP Billiton share) | 37,970 | 37,056 | 40,285 | 37,709 | **45,905** | **160,955** | 146,889 |
| Total sales (100%) | 44,670 | 43,595 | 47,393 | 44,363 | **54,006** | **189,357** | 172,810 |
| **Samarco, Brazil** | | | | | | | |
| **Production** | 2,855 | 2,880 | 2,804 | 2,596 | **2,702** | **10,982** | 11,423 |
| **Sales** | 2,778 | 2,622 | 3,227 | 2,515 | **2,651** | **11,015** | 11,118 |

(a) Iron ore production and sales are reported on a wet tonnes basis.
(b) Newman includes Mt Newman Joint Venture and Jimblebar.

BHP Billiton Production Report for the year ended 30 June 2013 Page 9

## PRODUCTION AND SALES REPORT

| | QUARTER ENDED | | | | | YEAR TO DATE | |
|---|---|---|---|---|---|---|---|
| | JUN 2012 | SEP 2012 | DEC 2012 | MAR 2013 | **JUN 2013** | **JUN 2013** | JUN 2012 |
| **COAL** | | | | | | | |
| BHP Billiton attributable production and sales unless otherwise stated. | | | | | | | |
| ('000 tonnes) | | | | | | | |
| **METALLURGICAL COAL** | | | | | | | |
| **Queensland, Australia** | | | | | | | |
| **Production** (a) | | | | | | | |
| BMA | | | | | | | |
| Blackwater | 991 | 1,148 | 1,588 | 1,157 | **1,539** | **5,432** | 4,435 |
| Goonyella | 1,012 | 1,535 | 1,392 | 1,478 | **1,816** | **6,221** | 5,003 |
| Peak Downs | 783 | 1,029 | 1,151 | 1,225 | **1,140** | **4,545** | 3,534 |
| Saraji | 724 | 773 | 994 | 711 | **971** | **3,449** | 3,053 |
| Norwich Park (b) | 193 | - | - | - | **-** | **-** | 1,175 |
| Gregory Joint Venture (c) | 402 | 697 | 315 | 657 | **854** | **2,523** | 1,411 |
| Daunia (d) | - | - | - | 99 | **376** | **475** | - |
| BMA total | 4,105 | 5,182 | 5,440 | 5,327 | **6,696** | **22,645** | 18,611 |
| BHP Mitsui Coal (e) | | | | | | | |
| South Walker Creek | 1,034 | 1,084 | 864 | 1,188 | **1,215** | **4,351** | 4,081 |
| Poitrel | 627 | 682 | 725 | 674 | **631** | **2,712** | 2,612 |
| BHP Mitsui Coal total | 1,661 | 1,766 | 1,589 | 1,862 | **1,846** | **7,063** | 6,693 |
| Queensland total | 5,766 | 6,948 | 7,029 | 7,189 | **8,542** | **29,708** | 25,304 |
| **Sales** | | | | | | | |
| Coking coal | 4,007 | 4,058 | 5,561 | 4,933 | **6,316** | **20,868** | 18,440 |
| Weak coking coal | 1,512 | 1,545 | 1,820 | 2,029 | **2,417** | **7,811** | 6,545 |
| Thermal coal | 90 | 239 | 237 | 75 | **30** | **581** | 397 |
| Total | 5,609 | 5,842 | 7,618 | 7,037 | **8,763** | **29,260** | 25,382 |

(a) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) Norwich Park ceased production on 11 May 2012.
(c) Gregory open-cut ceased production on 10 October 2012.
(d) Daunia project achieved first production in the March 2013 quarter.
(e) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

| | JUN 2012 | SEP 2012 | DEC 2012 | MAR 2013 | **JUN 2013** | **JUN 2013** | JUN 2012 |
|---|---|---|---|---|---|---|---|
| **Illawarra, Australia** | | | | | | | |
| **Production** (a) | 2,343 | 1,990 | 1,859 | 1,777 | **2,316** | **7,942** | 7,926 |
| **Sales** | | | | | | | |
| Coking coal | 1,845 | 1,775 | 1,785 | 1,595 | **1,877** | **7,032** | 6,233 |
| Thermal coal | 279 | 502 | 327 | 145 | **436** | **1,410** | 1,098 |
| Total | 2,124 | 2,277 | 2,112 | 1,740 | **2,313** | **8,442** | 7,331 |

(a) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

BHP Billiton Production Report for the year ended 30 June 2013 Page 10

## PRODUCTION AND SALES REPORT

| | QUARTER ENDED | | | | | YEAR TO DATE | |
|---|---|---|---|---|---|---|---|
| | JUN 2012 | SEP 2012 | DEC 2012 | MAR 2013 | **JUN 2013** | **JUN 2013** | JUN 2012 |
| **COAL** | | | | | | | |
| BHP Billiton attributable production and sales unless otherwise stated. | | | | | | | |
| ('000 tonnes) | | | | | | | |
| **ENERGY COAL** | | | | | | | |
| **South Africa** | | | | | | | |
| **Production** | 8,313 | 8,454 | 7,969 | 7,302 | **7,902** | **31,627** | 33,279 |
| **Sales** | | | | | | | |
| Export | 3,314 | 3,385 | 3,583 | 3,604 | **3,363** | **13,935** | 14,106 |
| Local utility | 4,571 | 4,869 | 4,615 | 4,171 | **4,353** | **18,008** | 19,172 |
| Inland | 74 | 38 | 28 | 32 | **24** | **122** | 448 |
| Total | 7,959 | 8,292 | 8,226 | 7,807 | **7,740** | **32,065** | 33,726 |
| **New Mexico, US** | | | | | | | |
| **Production** | | | | | | | |
| Navajo Coal | 1,853 | 1,804 | 1,377 | 1,840 | **1,523** | **6,544** | 7,004 |
| San Juan Coal | 820 | 2,067 | 1,421 | 995 | **2,211** | **6,694** | 2,408 |
| Total | 2,673 | 3,871 | 2,798 | 2,835 | **3,734** | **13,238** | 9,412 |
| **Sales - local utility** | 2,773 | 3,420 | 3,265 | 3,275 | **2,815** | **12,775** | 12,568 |
| **NSW Energy Coal, Australia** | | | | | | | |
| **Production** | 4,393 | 4,453 | 4,827 | 3,837 | **4,893** | **18,010** | 16,757 |
| **Sales** | | | | | | | |
| Export | 4,388 | 4,488 | 4,187 | 4,505 | **4,289** | **17,469** | 14,637 |
| Inland | 404 | 250 | 265 | 174 | **478** | **1,167** | 1,659 |
| Total | 4,792 | 4,738 | 4,452 | 4,679 | **4,767** | **18,636** | 16,296 |
| **Cerrejon Coal, Colombia** | | | | | | | |
| **Production** | 3,105 | 2,829 | 2,662 | 1,512 | **3,014** | **10,017** | 11,663 |
| **Sales - export** | 2,942 | 2,630 | 2,702 | 1,774 | **3,157** | **10,263** | 11,279 |

BHP Billiton Production Report for the year ended 30 June 2013 Page 11

## PRODUCTION AND SALES REPORT

| | QUARTER ENDED | | | | | YEAR TO DATE | |
|---|---|---|---|---|---|---|---|
| | JUN 2012 | SEP 2012 | DEC 2012 | MAR 2013 | **JUN 2013** | **JUN 2013** | JUN 2012 |
| **ALUMINIUM, MANGANESE AND NICKEL** | | | | | | | |
| BHP Billiton attributable production and sales unless otherwise stated. ('000 tonnes) | | | | | | | |
| **ALUMINA** | | | | | | | |
| **Saleable production** | | | | | | | |
| Worsley, Australia | 730 | 859 | 944 | 911 | **961** | **3,675** | 2,917 |
| Alumar, Brazil | 309 | 311 | 288 | 302 | **304** | **1,205** | 1,235 |
| Total | 1,039 | 1,170 | 1,232 | 1,213 | **1,265** | **4,880** | 4,152 |
| **Sales** | | | | | | | |
| Worsley, Australia | 750 | 820 | 916 | 910 | **1,031** | **3,677** | 2,928 |
| Alumar, Brazil | 356 | 352 | 298 | 296 | **329** | **1,275** | 1,201 |
| Total | 1,106 | 1,172 | 1,214 | 1,206 | **1,360** | **4,952** | 4,129 |
| **ALUMINIUM** | | | | | | | |
| **Production** | | | | | | | |
| Hillside, South Africa | 117 | 139 | *167* | *178* | **181** | **665** | 621 |
| Bayside, South Africa | 23 | *24* | *24* | *24* | **24** | **96** | 98 |
| Alumar, Brazil | 42 | 39 | 39 | 37 | **39** | **154** | 170 |
| Mozal, Mozambique | 66 | 67 | 67 | 64 | **66** | **264** | 264 |
| Total | 248 | 269 | 297 | 303 | **310** | **1,179** | 1,153 |
| **Sales** | | | | | | | |
| Hillside, South Africa | 126 | 139 | 171 | 166 | **191** | **667** | 616 |
| Bayside, South Africa | 21 | 26 | 26 | 27 | **26** | **105** | 97 |
| Alumar, Brazil | 45 | 46 | 41 | 39 | **38** | **164** | 163 |
| Mozal, Mozambique | 54 | 58 | 65 | 76 | **65** | **264** | 265 |
| Total | 246 | 269 | 303 | 308 | **320** | **1,200** | 1,141 |
| **MANGANESE ORE** | | | | | | | |
| **Saleable production** | | | | | | | |
| South Africa (a) | 989 | 858 | 834 | 859 | **939** | **3,490** | 3,625 |
| Australia (a) | 1,077 | 1,288 | 1,283 | 1,149 | **1,307** | **5,027** | 4,306 |
| Total | 2,066 | 2,146 | 2,117 | 2,008 | **2,246** | **8,517** | 7,931 |
| **Sales** | | | | | | | |
| South Africa (a) | 866 | 878 | 808 | 835 | **970** | **3,491** | 3,451 |
| Australia (a) | 1,343 | 1,171 | 979 | 1,326 | **1,102** | **4,578** | 4,428 |
| Total | 2,209 | 2,049 | 1,787 | 2,161 | **2,072** | **8,069** | 7,879 |
| **MANGANESE ALLOY** | | | | | | | |
| **Saleable production** | | | | | | | |
| South Africa (a) (b) | 75 | 93 | 91 | 86 | **104** | **374** | 404 |
| Australia (a) | - | 37 | 62 | 57 | **78** | **234** | 198 |
| Total | 75 | 130 | 153 | 143 | **182** | **608** | 602 |
| **Sales** | | | | | | | |
| South Africa (a) (b) | 104 | 74 | 112 | 89 | **110** | **385** | 459 |
| Australia (a) | 23 | 46 | 52 | 68 | **61** | **227** | 229 |
| Total | 127 | 120 | 164 | 157 | **171** | **612** | 688 |

(a) Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(b) Production includes Medium Carbon Ferro Manganese.

BHP Billiton Production Report for the year ended 30 June 2013 Page 12

**PRODUCTION AND SALES REPORT**

| | QUARTER ENDED | | | | | YEAR TO DATE | |
|---|---|---|---|---|---|---|---|
| | JUN 2012 | SEP 2012 | DEC 2012 | MAR 2013 | **JUN 2013** | **JUN 2013** | JUN 2012 |
| **ALUMINIUM, MANGANESE AND NICKEL** | | | | | | | |
| BHP Billiton attributable production and sales unless otherwise stated. | | | | | | | |
| ('000 tonnes) | | | | | | | |
| **NICKEL** | | | | | | | |
| **Cerro Matoso, Colombia** | | | | | | | |
| **Production** | 12.8 | 13.3 | 12.4 | 12.3 | **12.8** | **50.8** | 48.9 |
| **Sales** | 12.9 | 12.3 | 13.7 | 13.0 | **13.1** | **52.1** | 47.5 |
| **Nickel West, Australia** | | | | | | | |
| **Saleable production** | | | | | | | |
| Nickel contained in concentrate | 2.3 | 1.3 | 4.1 | 3.1 | **3.0** | **11.5** | 9.0 |
| Nickel contained in finished matte | 14.2 | 5.8 | 7.6 | 9.7 | **8.6** | **31.7** | 48.9 |
| Nickel metal | 13.4 | 16.6 | 10.6 | 17.0 | **15.9** | **60.1** | 51.1 |
| Nickel production | 29.9 | 23.7 | 22.3 | 29.8 | **27.5** | **103.3** | 109.0 |
| **Sales** | | | | | | | |
| Nickel contained in concentrate | 3.6 | 1.6 | 2.9 | 3.1 | **3.0** | **10.6** | 8.9 |
| Nickel contained in finished matte | 16.7 | 6.7 | 7.0 | 9.0 | **9.7** | **32.4** | 50.9 |
| Nickel metal | 15.7 | 14.2 | 12.8 | 19.5 | **17.7** | **64.2** | 50.2 |
| Nickel sales | 36.0 | 22.5 | 22.7 | 31.6 | **30.4** | **107.2** | 110.0 |

BHP Billiton Production Report for the year ended 30 June 2013 Page 13

PRODUCTION AND SALES REPORT

QUARTER ENDED YEAR TO DATE

JUN SEP DEC MAR JUN JUN JUN

2012 2012 2012 2013 2013 2013 2012

OTHER

BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS

EKATI, Canada (a)

Ore processed (100%) (‘000 tonnes) 1,214 1,042 982 954 131 3,109 4,482

Production (‘000 carats) 413 313 295 322 42 972 1,784

(a) On 10 April 2013 BHP Billiton completed the sale of its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamonds Marketing operations.

BHP Billiton Production Report for the year ended 30 June 2013 Page 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: July 17, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary